October 28, 2021

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Apple Inc.’s Annual Report on Form 10-K for the fiscal year ended September 25, 2021 under Section 13(r) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apple Inc. has included a disclosure involving limited and lawful dealings with the Russian Federal Security Service in its Annual Report on Form 10-K for the fiscal year ended September 25, 2021, which was filed with the U.S. Securities and Exchange Commission on October 28, 2021. This disclosure solely relates to matters previously disclosed in Apple Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2021.

Sincerely,

/s/ Kyle Andeer
Kyle Andeer
Vice President,
Chief Compliance Officer

Apple One Apple Park Way Cupertino, CA 95014 T 408 996-1010 F 408 996-0275 www.apple.com